SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI Receives 2005 Company of the Year Award From Frost & Sullivan

Fort Lee, NJ – September 20, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based card solutions, today announced that it was named the 2005 Company of the Year by Frost & Sullivan, a global company offering business consulting, market analysis and growth partnership services. According to Frost & Sullivan, OTI received the award based on its technology leadership, significant revenue expansion and its prominent position in the smart card contactless solutions market, including OTI’s excellent strategic moves and ability to expand its market reach with providing its customers with optimum solutions. Frost & Sullivan further said that OTI’s exceptional sales and marketing strategies for its microprocessor-based smart cards have given it the scale and growth required to succeed in the global contactless card solutions market.

Oded Bashan, President & CEO, OTI, stated, “We are honored to receive this award from such a prestigious firm as Frost & Sullivan. This award is further validation of our technology and our position as a market leader in contactless microprocessor-based card solutions. We expect to further accelerate OTI’s growth across our core markets in payments, SmartID and petroleum payment solutions, as more and more companies are turning to contactless solutions everyday given the benefits, including faster and more secure transactions, better customer experiences and increased loyalty among end customers. As a leader in the contactless market, OTI is positioned to benefit from this expected grow as we have the right technology solutions and a proven track record of successful implementations for our customers worldwide.”

Anoop Ubhey, Frost & Sullivan Smart Card Analyst said: “The OTI management team has constantly looked to enhance the company’s technological position as well as expand its global presence, and this is now evident with some of its key developments across the globe.”

Frost & Sullivan serves an extensive clientele that includes Global 1000 companies, emerging companies and the investment community by providing comprehensive industry coverage that reflects a unique global perspective and combines ongoing analysis of markets, technologies, econometrics and demographics. The company’s industry expertise integrates growth consulting, growth partnership services and corporate management training to identify and develop opportunities.

OTI designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. The Company’s innovative and proprietary technology has enabled them to become a market leader in the smart card contactless solutions market. OTI’s products and technologies include card readers and related software used for applications such as contactless payment, fuel payment systems (EasyFuel), electronic personal identification (SmartID), mass transit ticketing, parking (EasyPark) and corporate campus security. The solutions for these applications are based on the same OTI platform and are compliant with ISO 14443 standards.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: September 20th, 2005